# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lixiang Education Holding Co. Ltd., CIK 0001814067
CUSIP: 53934A206
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: No. 818 Hua Yuan Street, Liandu District, LISHUI CITY. ZHEJIANG PROVINCE, China (F4), 323000
Date of event which requires filing of this statement: 05/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002072512

## Reporting persons
- YONG LIP CHEE: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 117,625,700; shared voting power 0; sole dispositive power 117,625,700; shared dispositive power 0; aggregate amount beneficially owned 117,625,700 (6.28% of the class)
  Comment: 1. Represents 117,625,700 Class A Ordinary Shares represented by 1,176,257 American Depositary Shares held by YONG LIP CHEE.
  
  2. The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by all of the issuer's issued and outstanding Class A ordinary shares as of March 31, 2025, as provided by the issuer in the Form 20-F filed on April 30, 2025. According to the Form 20-F filed on April 30, 2025 by the issuer, 1,871,667,000 Class A ordinary shares and 45,000,000 Class B ordinary shares are issued and outstanding as of March 31, 2025.
  
  The shares beneficially owned by the reporting person represents 6.28% of the total outstanding Class A Ordinary Shares. The shares beneficially owned by the reporting person represents 1.08% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power beneficially owned by all of the issuer's holders of Class A ordinary shares and Class B ordinary shares as a single class as of March 31, 2025. Each holder of the Class A ordinary share is entitled to one vote per share and each holder of the Class B ordinary share is entitled to 200 votes per share.

## Item 1. Issuer
Name of issuer: Lixiang Education Holding Co. Ltd.
Address of issuer's principal executive offices: No. 818 Hua Yuan Street, Liandu District, Lishui City, Zhejiang Province, 323000, People's Republic of China

## Item 2. Person Filing
Name of person filing: YONG LIP CHEE
Address of principal business office or, if none, residence: NO 83 LORONG 11A3 TAMAN MALIHAH JALAN MATANG 93050 KUCHING SARAWAK MALAYSIA
Citizenship: MALAYSIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 117,625,700 Class A Ordinary Shares
Percent of class: 6.28%
Sole power to vote or to direct the vote: 117,625,700 Class A Ordinary Shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 117,625,700 Class A Ordinary Shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- YONG LIP CHEE: /s/ YONG LIP CHEE, YONG LIP CHEE (06/13/2025)